Home61 Inc.
Consolidated
Profit Loss
FYE 2018

	FYE 2018
Ordinary Income/Expense	
Income	
Rental & Sales Income	1,459,820.86
Other Income	6,436.08
Total Income	1,466,256.94
Cost of Goods Sold	
Employee Commissions	877,103.63
Total Employee Commissions	877,103.63
Total COGS	877,103.63
Gross Profit	589,153.31
Expense	
General & Administration	
Professional Fees	
Audit & Accounting Fees	7,075.00
Consulting	22,901.81
Legal Fees	31,748.36
Technology	41,329.28
Real Estate Account Mgr.	61,662.12
Web Administration	485,983.55
Total Professional Fees	650,700.12
Total General & Administration	650,700.12
Human Resources	
Payroll Processing Fees	4,127.19
Payroll Tax	50,728.98
Salaries - Interns	4,087.29
Salaries - Management	191,250.00
Salaries - Real Estate	497,085.09
Total Human Resources	747,278.55
Marketing	
Miami	
Design/Translations	8,580.04
SEM	245,796.86
SEO	137,108.66
Social Media	41,870.84
Other Marketing	371,463.22
Total Miami	804,819.62
Total Marketing	804,819.62
Other Operating Expense	
Bank Service Charges	1,382.85
Cleaning	7,500.00
Communications	56,505.02
Computer/IT Expense	2,908.51
Depreciation	975.00
Dues & Subscriptions	9,458.30
Equipment Leasing	2,719.74
Insurance	59,255.64
Interest	0.00
Licenses & Permits	956.97
Meals & Entertainment	14,902.54
Motor Vehicle	26,596.00
Office Supplies	18,161.59
Other Expenses	7,672.85
Postage and Delivery	1,122.22
Recruiting Fees	21,008.00
Repairs and Maintenance	3,081.32
Travel	5,346.71
Total Other Operating Expense	239,553.26
Rent	
Rent Expense - US	73,400.28
Utilities	1,209.30
Total Rent	74,609.58
Total Expense	2,516,961.13
Net Ordinary Income	-1,927,807.82
Net Income	**-1,927,807.82**

Certified By:

Olivier Grinda - CEO
Name and Title of Officer